04010513

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Wal Mart de Mexico

*CURRENT ADDRESS

PROCESSED
MAR 11 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4609 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dl

DATE: 3/11/04

WAL-MART DE MEXICO, S.A. DE C.V.
AND SUBSIDIARIES

Consolidated Financial Statements

Years ended December 31, 2003 and 2002
With Report of Independent Auditors

WAL-MART DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Financial Statements

Years ended December 31, 2003 and 2002

Contents

MANCERA
ERNST & YOUNG

Jaime Balmes 11 "D" Piso 6
Col. Los Morales Polanco
11510 México, D.F.
mancera.ey@mx.ey.com

Tels. 5283 1300
Fax. 5283 1392

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of
Wal-Mart de Mexico, S.A. de C.V.

We have audited the accompanying consolidated balance sheets of Wal-Mart de Mexico, S.A. de C.V. and Subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in shareholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in conformity with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wal-Mart de Mexico, S.A. de C.V. and Subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations, changes in their shareholders' equity and changes in their financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico.

Mancera, S.C.
A Member Practice of
Ernst & Young Global

Agustin Aguilar

Mexico City, January 30, 2004

70 AÑOS
1934 - 2004

ALBERTO TIBURCIO CELORIO
CONTADOR PUBLICO

OPINION OF THE STATUTORY AUDITOR

To the Shareholders of
Wal-Mart de Mexico, S.A. de C.V.

In my capacity as statutory auditor and in compliance with the provisions of Article 166 of the Mexican Corporations Act and the bylaws of Wal-Mart de Mexico, S.A. de C.V., I am pleased to submit my report on the consolidated financial statements for the year ended December 31, 2003, presented to you by the Board of Directors.

I, or in my absence the alternate statutory auditor, attended the Shareholders', the Board of Directors' and the audit committee meetings to which I was summoned and I obtained from the board members and the Company's officers the information on the Company's operations, documentation and records that I considered necessary for examination. I conducted my review in accordance with generally accepted auditing standards.

In my opinion, the accounting and reporting policies and criteria observed by the Company in the preparation of the consolidated financial statements that are being presented to the shareholders are adequate and sufficient and were applied on a basis consistent with that of the prior year. Consequently, it is also my opinion that the above-mentioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of Wal-Mart de Mexico, S.A. de C.V. and Subsidiaries at December 31, 2003, and the consolidated results of their operations, changes in their shareholders' equity and changes in their financial position for the year then ended, in conformity with generally accepted accounting principles.

Alberto Tiburcio
Statutory Auditor

Mexico City, January 30, 2004

WAL-MART DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Notes 1 and 2)

Thousands of Mexican pesos with purchasing power at December 31, 2003

	December 31	
	2003	**2002**
Assets		
Current assets:		
Cash and cash equivalents	Ps. 11,763,743	Ps. 10,156,806
Accounts receivable – net (Note 3)	1,982,551	2,196,738
Inventories	10,736,039	11,202,772
Prepaid expenses	322,107	197,653
Total current assets	24,804,440	23,753,969
Property and equipment – net (Note 4)	40,848,606	38,339,779
Total assets	Ps. 65,653,046	Ps. 62,093,748
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable to suppliers (Note 5)	Ps. 14,891,663	Ps. 14,435,139
Other accounts payable (Notes 5)	3,755,285	2,707,825
Total current liabilities	18,646,948	17,142,964
Deferred income tax (Note 7)	5,092,549	5,515,203
Reserve for seniority premiums (Note 8)	24,837	25,824
Total liabilities	23,764,334	22,683,991
Shareholders' equity (Note 9):		
Capital stock	12,484,202	12,520,896
Legal reserve	2,422,937	2,167,695
Retained earnings	32,422,909	28,897,852
Reserve for repurchase of shares	2,590,984	3,377,304
Accumulated result of restatement	(8,576,444)	(8,167,114)
Premium on sale of shares	2,049,589	2,069,733
Employee stock option plan fund	(1,505,465)	(1,456,609)
Total shareholders' equity	41,888,712	39,409,757
Total liabilities and shareholders' equity	Ps. 65,653,046	Ps. 62,093,748

The accompanying notes are an integral part of these financial statements.

WAL-MART DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Notes 1 and 2)

Thousands of Mexican pesos with purchasing power at December 31, 2003

	Year ended December 31 2003	2002
Net sales	Ps. 120,280,425	Ps. 110,016,973
Other income (Note 10)	272,664	504,663
Total ~~income~~ revenues	120,553,089	110,521,636
Cost of sales	(95,548,621)	(87,605,280)
Gross profit	25,004,468	22,916,356
Operating expenses	(17,626,183)	(16,349,529)
Operating income	7,378,285	6,566,827
Comprehensive financing income:		
Financial income-net	637,386	743,140
Exchange gain (loss)	11,605	(4,082)
Monetary position gain	190,981	241,389
	839,972	980,447
Other expenses-net	(165,430)	(144,984)
Income before income tax and employee profit sharing	8,052,827	7,402,290
Income tax and employee profit sharing (Note 7)	(2,595,614)	(2,262,462)
Net income	Ps. 5,457,213	Ps. 5,139,828
Earnings per share (in pesos)	Ps. 1.225	Ps. 1.146

The accompanying notes are an integral part of these financial statements.

WAL-MART DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

(Notes 1, 2, and 9)

Thousands of Mexican pesos with purchasing power at December 31, 2003

	Capital stock	Legal reserve	Retained earnings	Reserve for repurchase of shares	Accumulated result of restatement	Premium on sale of shares	Employee stock option plan fund	Total
Balances at January 1, 2002	Ps.11,335,739	Ps.1,939,167	Ps. 25,471,370	Ps. 4,046,950	Ps. (7,666,620)	Ps. 2,090,782	Ps. (1,114,804)	Ps. 36,102,584
Movements in employee stock option plan fund						(21,049)	(325,483)	(346,532)
Increase in legal reserve		228,528	(228,528)					-
Repurchase of shares	(40,770)			(669,646)				(710,416)
Dividends capitalized and paid	1,225,927		(1,484,818)		15,608		(16,322)	(259,605)
Comprehensive income			5,139,828		(516,102)			4,623,726
Balances at December 31, 2002	12,520,896	2,167,695	28,897,852	3,377,304	(8,167,114)	2,069,733	(1,456,609)	39,409,757
Movements in employee stock option plan fund						(20,144)	(48,856)	(69,000)
Increase in legal reserve		255,242	(255,242)					-
Repurchase of shares	(36,694)			(786,320)				(823,014)
Dividends paid			(1,676,914)					(1,676,914)
Comprehensive income			5,457,213		(409,330)			5,047,883
Balances at December 31, 2003	Ps.12,484,202	Ps.2,422,937	Ps. 32,422,909	Ps. 2,590,984	Ps. (8,576,444)	Ps. 2,049,589	Ps.(1,505,465)	Ps. 41,888,712

The accompanying notes are an integral part of these financial statements.

WAL-MART DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

(Notes 1 and 2)

Thousands of Mexican pesos with purchasing power at December 31, 2003

	Year ended December 31	
	2003	**2002**
Operating activities		
Net income	Ps. 5,457,213	Ps. 5,139,828
Charges (credits) not requiring the use of (providing) resources:		
Depreciation	2,306,501	2,085,880
Seniority premiums	23,223	24,407
Deferred income tax	(366,621)	179,732
	7,420,316	7,429,847
Changes in:		
Accounts receivable	214,187	(451,453)
Inventories	55,894	(2,033,595)
Prepaid expenses	(124,454)	141,724
Accounts payable to suppliers	456,524	917,309
Other accounts payable	991,427	230,299
Reserve for seniority premiums	(24,636)	-
Resources provided by operating activities	8,989,258	6,234,131
Financing activities		
Payment of dividends	(1,676,914)	(259,605)
Repurchase of shares	(823,014)	(710,416)
Resources used in financing activities	(2,499,928)	(970,021)
Investing activities		
Purchase of property and equipment	(5,176,141)	(5,244,388)
Sale and retirement of property and equipment	362,748	152,995
Employee stock option plan-net	(69,000)	(346,532)
Resources used in investing activities	(4,882,393)	(5,437,925)
Increase (decrease) in cash and cash equivalents	1,606,937	(173,815)
Cash and cash equivalents at beginning of year	10,156,806	10,330,621
Cash and cash equivalents at end of year	Ps. 11,763,743	Ps. 10,156,806

The accompanying notes are an integral part of these financial statements.

WAL-MART DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2003 AND 2002

Thousands of Mexican pesos with purchasing power at December 31, 2003, unless otherwise indicated

NOTE 1 - DESCRIPTION OF THE BUSINESS:

Wal-Mart de Mexico, S.A. de C.V. (**WALMEX** or "the Company") is a Mexican corporation whose shares are traded on the Mexican Stock Exchange. The Company's majority shareholder is Wal-Mart Stores, Inc., a U.S. corporation.

WALMEX has a 99.9% equity interest in the following groups of companies:

Group	Line of Business
Nueva Wal-Mart	Operation of 53 (50 in 2002) Sam's Club membership self-service wholesale stores, 140 (116 in 2002) Bodega Aurrera, discount stores, 83 (75 in 2002) Wal-Mart Supercenter hypermarkets, with apparel, general merchandise and supermarket departments, and 44 Superama supermarkets during both years.
Suburbia	Operation of 52 (50 in 2002) Suburbia stores with apparel and accessories for the entire family.
Vips	Operation of 215 (208 in 2002) Vips restaurants serving international cuisine, 47 (45 in 2002) El Porton restaurants serving Mexican food, and 7 restaurants specializing in Italian food during both years.
Real estate	Real estate developments and management of real estate companies.
Corporate entities	Providing of professional services to companies in the Group.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

The most important accounting policies observed in the preparation of the financial statements are described below:

a. The accompanying consolidated financial statements include the statements of **WALMEX** and those of its subsidiaries, which are grouped as described in Note 1. All intercompany balances and transactions were eliminated in consolidation.

b. The consolidated financial statements provide comprehensive recognition of the effects of inflation on the financial information as required by accounting Bulletin B-10 issued by the Mexican Institute of Public Accountants (IMCP).

c. The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates in some items. Actual results might differ from these estimates.

d. *Cash equivalents are stated at cost plus accrued interest, not in excess of* market value.

   The Company has no financial instruments (derivatives).

e. Inventories are stated at average cost, determined largely using the retail method. Due to the rapid turnover of inventories, the cost so determined is considered to be similar to replacement cost at the balance sheet date.

f. Property and equipment are recorded initially at cost and then restated using the constant-peso-value method as described in Note 4.

   Fixed asset depreciation is computed using the straight-line method, at rates ranging from 3% to 33%.

g. Foreign currency denominated monetary assets and liabilities are translated to Mexican pesos using the prevailing exchange rate at the balance sheet date. Exchange differences determined are charged or credited to income.

h. As prescribed by Mexican accounting Bulletin D-4 issued by IMCP, deferred income tax is determined by applying the enacted corporate income tax rate at the latest balance sheet date to temporary differences in balance sheet accounts for financial and tax reporting purposes.

Current year employee profit sharing is charged to results of operations and represents a liability due and payable in a period of less than one year.

i. Seniority premiums accruing to employees in terms of Mexican labor law are recognized as a cost of the years in which services are rendered, based on independent actuarial computations.

All other payments accruing to employees or their beneficiaries in the event of separation or death in terms of Mexican labor law are charged to income, if and when the expense is incurred.

j. The most important inflation accounting concepts and procedures are described below:

The accumulated effect of restatement includes the accumulated monetary position result at the time the effects of inflation on the financial information were first recognized, as well as the result from holding nonmonetary assets, which represents the change in the specific value of nonmonetary assets over or under the rate of inflation as measured by the National Consumer Price Index (NCPI).

The net monetary position result is determined by applying the NCPI to average net monetary assets and liabilities during the period.

k. The employee stock option plan fund is comprised of series "C" **WALMEX** shares presented at acquisition cost, as restated based on the NCPI. The plan is designed to grant stock options to executives of the companies in the Group, as approved by the National Banking and Securities Commission.

l. The premium on the sale of shares represents the difference between the restated value of the shares and the value at which such shares were assigned to executives of companies in the Group, net of the corresponding income tax.

m. Comprehensive income consists of the current year net income plus the current year restatement.

n. Effective January 2003, the Company decided to adopt on a basis the requirements of SAB-101, *Revenue Recognition in Financial Statements,* issued by the Securities and Exchange Commission (SEC). Such pronouncement establishes the guidelines for recognizing on a deferred basis revenue from sales of memberships over the term of the membership.

   Through December 31, 2002, the Company recognized revenue from sales of SAM's Club memberships at the time the revenue was collected.

   Accrued revenue from sales of Sam's Club membership is recognized in the 2003 statement of income in a separate caption after sales. Such revenue for the year ended December 31, 2002 was reclassified to this caption for uniformity of presentation with the 2003 financial statements (see Note 10).

o. Segment financial information has been prepared using the management approach established in Mexican accounting Bulletin B-5 issued in April 2003 by the IMCP. This Bulletin replaces the supplementary requirements of International Accounting Standard No. 14.

NOTE 3 – ACCOUNTS RECEIVABLE:

The balance of this account at December 31, 2003, is presented net of an allowance for bad debts of Ps. 308,829.

NOTE 4 – PROPERTY AND EQUIPMENT:

Mexican accounting Bulletin B-10 specifies that property and equipment owned at December 31, 1996 that were restated at such date on the basis of appraisals made by independent experts are to be restated thereafter using the constant-peso-value method. Property and equipment acquired on or after January 1, 1997 are recorded initially at historical cost and then restated using the constant-peso-value method.

An analysis of this caption is as follows:

	December 31	
	2003	2002
Land	Ps. 15,370,014	Ps. 14,566,393
Buildings	15,909,529	14,690,107
Facilities and leasehold improvements	8,599,008	7,819,864
	24,508,537	22,509,971
Less: Accumulated depreciation	(6,950,235)	(6,279,839)
	17,558,302	16,230,132
Fixtures and equipment	15,395,331	14,724,853
Less: Accumulated depreciation	(8,337,795)	(7,721,366)
	7,057,536	7,003,487
Construction in progress	862,754	539,767
T o t a l	Ps. 40,848,606	Ps. 38,339,779

Rental expense for the years ended December 31, 2003 and 2002 was Ps. 986,148 and Ps. 970,589, respectively.

NOTE 5 - RELATED PARTY BALANCES AND TRANSACTIONS:

Accounts payable to suppliers and other accounts payable include the following balances due to related parties:

	December 31	
	2003	2002
Accounts payable to suppliers:		
CMA - U.S.A., L.C.	Ps. 682,160	Ps. 777,930
WMGS Co., LTD.	14,515	-
	Ps. 696,675	Ps. 777,930
Other accounts payable:		
Wal-Mart Stores, Inc.	Ps. 185,289	Ps. 158,933

In the years ended December 31, the Company had the following transactions with related parties:

	December 31	
	2003	2002
Imported merchandise for sale	Ps. 3,564,066	Ps. 3,776,519
Technical assistance, services and royalties	Ps. 758,401	Ps. 611,497

NOTE 6 – FOREIGN CURRENCY DENOMINATED ASSETS AND LIABILITIES:

An analysis is as follows:

	December 31	
	2003	2002
	Thousands of U.S. dollars	
Assets	$ 155,759	$ 140,317
Liabilities	$ 154,364	$ 138,631

An analysis of U.S. dollar denominated transactions (excluding property and equipment) is as follows:

	December 31	
	2003	2002
	Thousands of U.S. dollars	
Imported merchandise for sale	$ 705,859	$ 827,944
Technical assistance, services and royalties	$ 71,351	$ 62,303

The exchange rate at December 31, 2003, used to translate U.S. dollar denominated balances was Ps. 11.2850 (Ps. 10.3800 at December 31, 2002) per U.S. dollar. At the date of the audit report, the exchange rate was Ps. 11.0614 per U.S. dollar.

NOTE 7 – INCOME TAX AND EMPLOYEE PROFIT SHARING:

The Company and its subsidiaries have been authorized by the Ministry of Finance and Public Credit to determine their tax results on a consolidated basis.

An analysis of taxes charged to results of operations of the years ended December 31, 2003 and 2002 is as follows:

	2003	2002
Current year income tax	Ps. 2,857,036	Ps.1,964,504
Deferred income tax	(248,716)	350,076
Subtotal	2,608,320	2,314,580
Monetary position gain on initial effect and nonmonetary items of deferred income tax	(51,172)	(97,432)
Employee profit sharing	38,466	45,314
Total	Ps. 2,595,614	Ps. 2,262,462

An analysis of deferred tax liabilities (assets) derived from temporary differences is as follows:

	2003	2002
Property and equipment	Ps. 2,860,162	Ps. 2,773,708
Inventories	3,131,256	3,570,665
Other items – net	(898,869)	(829,170)
Total	Ps. 5,092,549	Ps. 5,515,203

The corporate income tax rate for 2003 was 34%. The rate for 2004 will be 33% and 32% in 2005 and succeeding years.

In conformity with Mexican accounting Bulletin D-4, deferred taxes were computed at the enacted tax rate that will be in force at the time temporary differences are expected to reverse.

NOTE 8 - SENIORITY PREMIUMS:

The Company has set up a defined benefits trust fund to cover seniority premiums accruing to employees, contributions to the fund are determined using the projected unit-credit method, employees make no contributions to the fund.

An analysis of assets, liabilities and costs related to seniority premiums, as well as assumptions considered in the computations is as follows:

	December 31	
	2003	2002
Vested benefit obligation	Ps. 81,500	Ps. 73,541
Current benefit obligation	Ps. 166,149	Ps. 149,083
Projected benefit obligation	Ps. 168,506	Ps. 150,899
Plan assets	(165,465)	(147,787)
Variances in assumptions and Experience adjustments	21,796	22,712
Net projected liability	Ps. 24,837	Ps. 25,824

	December 31 2003	December 31 2002
Labor cost	Ps. 24,781	Ps. 25,840
Financing cost	7,889	8,128
Return on plan assets	(9,124)	(9,561)
Amortization	(323)	-
Net period cost	Ps. 23,223	Ps. 24,407
Amortization period of variances assumptions and experience adjustments (years)	23.4	23.4

Seniority premiums payments made in 2003 and 2002 aggregated Ps. 11,068 and Ps. 8,821, respectively. In the year ended December 31, 2003, the Company contributed Ps. 24,636 to the trust fund.

The rates considered in the actuarial computations for 2003 and 2002 were as follows:

	2003	2002
Discount rate for labor obligations	5.5%	5.5%
Salary increase	1.0%	2.5%
Return on plan assets	6.5%	6.5%

NOTE 9 - SHAREHOLDERS' EQUITY:

a. Regular shareholders' meetings:

The following resolutions were adopted at a regular shareholders' meeting held on February 26, 2003:

1. Approval of the maximum amount to be used by the Company in 2003 to repurchase its own shares. Such amount is Ps. 3,248,032 (nominal pesos).

2. Cancellation of 34,909,400 series "C" shares that were repurchased by the Company.

3. Increase of Ps. 247,154 (nominal pesos) in the legal reserve through a charge to retained earnings. The increase in constant pesos was Ps. 255,242.

4. Payment of cash dividend at Ps. 0.37 (nominal pesos) per share, irrespective of the series. The dividend will be paid starting March 13, 2003.

5. Approval of a movement between fixed and variable capital. Fixed capital is Ps. 650,372 (nominal pesos) and variable capital may not exceed ten times such amount.

6. Approval of the creation of Fundacion Wal-Mart de Mexico. Annual contributions to the Foundation may not exceed 0.05% of sales.

The following resolutions were adopted at a regular shareholders' meeting held on February 27, 2002:

1. Approval of the maximum amount to be used by the Company in 2002 to repurchase its own shares. Such amount is Ps. 3,717,512 (nominal pesos).
2. Cancellation of 24,734,200 series "C" shares that were repurchased by the Company.
3. Increase of Ps. 209,696 (nominal pesos) in the legal reserve through a charge to retained earnings. The increase in constant pesos was Ps. 228,528.
4. Payment of a dividend, at the election of the shareholder, of either Ps.0.31 (nominal pesos) per share of capital stock, irrespective of the series of the share, or a stock dividend at the rate of one series "C" share of capital stock for every 75 outstanding shares held by the shareholder.
5. Increase in the variable portion in the capital stock by issuing 59,251,441 new series "C" shares to be used for the sole purpose of their being delivered as stock dividend to the shareholders that elect to receive in this manner the dividend mentioned in subparagraph 4 above. Those new shares that are not subscribed and delivered to the shareholders shall be canceled and the proposed capital increase shall be reduced proportionally.

The time that the shareholders had to decide on whether they wished to accept the cash dividend or the stock dividend in terms of the resolution adopted at the shareholders' meeting held on February 27, 2002, expired on April 5, 2002. The Company delivered 48,896,947 new series "C" shares representing an increase of Ps. 1,136,854 (nominal pesos) in the variable portion of capital stock. The increase in constant pesos was Ps. 1,225,927.

b. An analysis of nominal capital stock at December 31, 2003 and 2002 is as follows:

Capital stock	2003	2002
Fixed	Ps. 650,372	Ps. 525,000
Variable	4,914,896	5,076,675
Total	Ps. 5,565,268	Ps. 5,601,675

Capital stock at December, 31 2003 and 2002 consisted of the following registered shares with no par value:

	Number of shares	
Series	2003	2002
Series "V" free subscription common shares	3,909,124,724	3,909,124,724
Series "C" free subscription shares without voting rights	523,780,121	552,779,121
Total number of shares	4,432,904,845	4,461,903,845

Authorized maximum capital stock is Ps. 7,154,092 (nominal pesos).

Capital stock at December 31, 2003 and 2002 includes capitalized earnings of Ps. 1,645,234 (nominal pesos), for both years, and Ps. 899,636 (nominal pesos) in both years in capitalized restatement accounts.

c. In the years ended December 31, 2003 and 2002, the Company repurchased its own series "C" shares, resulting in the following reduction in capital stock:

	2003	2002
Number of shares	28,999,000	30,851,200
Theoretical historical value	Ps. 36,407	Ps. 38,732
Theoretical restated value	Ps. 36,694	Ps. 40,771

The difference between the theoretical restated value and the repurchase cost of the shares acquired was applied to the previously established reserve for the repurchase of shares.

d. Distributed earnings and capital reductions in excess of the balance of the net tax profit account (CUFIN), the net reinvested tax profit account (CUFINRE), and the restated contributed capital account (CUCA) will be subject to taxation in terms of Articles 11 and 89 of the Mexican Income Tax Law.

At December 31, 2003 and 2002, the balance of the aforesaid tax accounts related to shareholders' equity aggregate Ps. 31,277,356 and Ps. 28,580,271, respectively.

e. The employee stock option plan fund consists of 62,011,850 series "C" **WALMEX** shares, of which 29,597,976 shares have been placed in a trust created for such purpose. All employee stock options are granted to executives at a value that is not less than the market value on the date of grant.

In accordance with current policies, Company executives may exercise their option to acquire the shares as follows: stock options granted before 2000, 50% at the end of the third year and 50% at the end of the fourth year, from the date of grant; and stock options granted after 2000 may be exercised in equal parts over five years. In all cases, the right to exercise and employee stock option expires in a period of ten years from the date the option is granted, or sixty days following the executive's retirement from the Company.

Compensation for the Company's employee stock option plan is measured and recorded using the intrinsic value method following the guidelines of APB Opinion 25, as supplementary guidance to accounting principles generally accepted in Mexico.

For the year ended December 31, 2003, compensation expense charged to operating results was Ps. 6,976 (Ps. 28,233 in 2002).

An analysis of movements in the Company's employee stock option plan during 2003 and 2002 is as follows:

	Number of shares	Weighted Average price per share (nominal pesos)
Balance at January 1, 2002	51,050,782	17.69
Granted	14,763,491	24.99
Exercised	(2,929,086)	13.37
Balance at December 31, 2002	62,885,187	19.60
Granted	16,616,186	24.99
Exercised	(11,294,169)	14.71
Canceled	(6,817,029)	21.87
Balance at December 31, 2003	61,390,175	21.71

Shares available for option grant:

December 31, 2003	621,675
December 31, 2002	361,263

At December 31, 2003, the employee stock options granted and exercisable and included in the employee stock option plan fund were as follows:

	Granted			Exercisable	
Range of Exercise Price	Number of shares	Weighted Average remaining life in years	Weighted Average price per share (nominal pesos)	Number of shares	Weighted Average price per share (nominal pesos)
12.36	9,857,351	4.4	12.36	9,857,351	12.36
19.92 - 22.82	22,556,523	6.7	21.53	9,870,740	21.42
21.45 – 25.28	13,103,211	8.2	25.06	2,399,263	25.04
23.10 – 27.49	15,873,090	9.2	25.00	-	-
	61,390,175			22,127,354	

NOTE 10- MEMBERSHIP REVENUE:

At December 31, 2003 unrecognized deferred revenue from sales of membership Ps. 280,785. Incorporating such revenue, results of operations of the year ended December 31, 2003 would have been as follows:

	2003	2002
Net sales	Ps.120,280,425	Ps.110,016,973
Other income	553,449	504,663
Total ~~income~~ revenues	120,833,874	110,521,636
Cost of sales	(95,548,621)	(87,605,280)
Operating expenses	(17,626,183)	(16,349,529)
Operating income	Ps. 7,659,070	Ps. 6,566,827
Net income	Ps. 5,647,479	Ps. 5,139,828

NOTE 11 - SEGMENT INFORMATION:

The new Mexican accounting Bulletin B-5, *Segment Information*, issued by the Mexican Institute of Public Accountants, establishes the requirements for disclosing information by operating segments. Such information was prepared using the management approach and the criteria defined in this Bulletin. The segment "Other" consists of departmental stores, restaurants and real estate transactions with third parties.

A breakdown of information by economic segments is as follows:

Segment	Total income		Operating income	
	2003	2002	2003	2002
Self services	Ps.110,270,749	Ps. 100,501,642	Ps. 5,888,744	Ps. 5,139,860
Other	10,282,340	10,019,994	1,489,541	1,426,967
Consolidated	Ps.120,553,089	Ps. 110,521,636	Ps. 7,378,285	Ps. 6,566,827

Segment	Purchase of fixed assets		Depreciation	
	2003	2002	2003	2002
Self service	Ps. 4,817,011	Ps. 4,754,968	Ps. 1,890,380	Ps. 1,679,707
Other	359,130	489,420	416,121	406,173
Consolidated	Ps. 5,176,141	Ps. 5,244,388	Ps. 2,306,501	Ps. 2,085,880

Segment	Total assets		Current liabilities	
	2003	2002	2003	2002
Self service	Ps. 49,793,036	Ps. 45,504,734	Ps.15,958,260	Ps. 15,018,402
Other	7,827,971	7,542,579	1,355,842	1,454,429
Unassignable items	8,032,039	9,046,435	1,332,846	670,133
Consolidated	Ps. 65,653,046	Ps. 62,093,748	Ps.18,646,948	Ps. 17,142,964

Unassignable items refer primarily to reserve land, cash and cash equivalents of the parent and real-estate companies, as well as income tax payable.

The Company operates in Mexico and makes sales to the general public.

NOTE 12 – SUBSEQUENT EVENT:

The new Mexican accounting Bulletin C-15, *Impairment in the Value of Long-Lived Assets and Assets to Be Dispossed* of, went into effect in January 1, 2004. This Bulletin establishes the basis for identifying, recording and disclosing eventual impairment in the value of long-lived assets.

The Company has assessed the impact of Bulletin C-15 and has concluded that it will not have any significant initial effect on long-lived assets.

	Clave	Teléfono	Fax
Aguascalientes	(449)	912-8201	912-8204
Cancún	(998)	884-9875	884-5636
Chihuahua	(614)	425-3570	425-3580
Ciudad Juárez	(656)	629-3933	629-3938
Ciudad Obregón	(644)	413-3230	414-5808
Culiacán	(667)	714-9088	714-9089
Guadalajara	(33)	3884-6100	3884-6111
Hermosillo	(662)	260-8360	260-8361
León	(477)	717-7062	718-7533
Los Mochis	(668)	818-4033	812-1529
Mérida	(999)	926-1450	926-1490
Mexicali	(686)	568-4553	568-4585
Cuidad de México	(55)	52-83-1300	52-83-1392
Monterrey	(81)	8152-1800	8152-1839
Navojoa	(642)	422-7077	422-7077 ext.21
Puebla	(222)	237-9922	237-9926
Querétaro	(442)	216-6429	216-6749
Reynosa	(899)	929-5707	929-5708
Tijuana	(664)	681-7844	681-7876
Torreón	(871)	713-8901	713-9012
Veracruz	(229)	922-5755	922-2092

wal-mart mexico

annual report 2003

GEOGRAPHICAL COVERAGE

	Sam's Club	Bodega Aurrera	Wal-Mart Supercenter	Superama	Total Self-Service	Suburbia	Vips	Total
Total	**53**	**140**	**83**	**44**	**320**	**52**	**269**	**641**
Mexico City	10	61	27	40	138	31	148	317
Center	15	55	23	4	97	14	59	170
Northeast	6	7	7	-	20	3	19	42
North	6	5	9	-	20	1	10	31
Northwest	7	-	9	-	16	-	7	23
Southeast	6	4	7	-	17	3	18	38
Southwest	3	8	1	-	12	-	8	20

Superama



Superama

Supermarkets located in residential areas of Mexico City and its surroundings with focus on quality and convenience. Food accounts for 70% of sales.

4 units
656 million dollars in sales
5,000 SKUs
3 million customers served
59,465 square feet of sales area
opening during 2003



6%

Contribution to sales

Suburbia



Apparel stores aiming at middle income families with a special focus on fashion, quality and price.

52 units
$551 million dollars in sales
16 million customers served
2,816,670 square feet of sales area
2 openings during 2003



5%

Contribution to sales

Vips



VIPS

Restaurant chains known for their service, quality, price and location. This division includes Vips, El Porton, which offers Mexican food, and Ragazzi Italian-style restaurants.

269 units
$360 million dollars in sales
80 million customers served
59,437 seats
9 openings during 2003



4%

Contribution to sales

Wal-Mart de Mexico is a major retail chain in Mexico. It operates 641 units throughout 64 cities nationwide, including self-service stores, apparel stores, and restaurants.
Its stock has been listed in the Mexican Stock Exchange since 1977; its ticker symbol is WALMEX.

Sam's Club


SAM'S
CLUB

Membership wholesale outlets targeting businesses and consumers buying large volumes. Food accounts for 49% of total sales.

53 units
$3,129 million dollars in sales
4,400 SKUs
71 million customers served
4,971,375 square feet of sales area
3 openings during 2003


29%

Contribution to sales

Bodega Aurrera


BODEGA
AURRERA

Austere discount stores offering a limited assortment of basic merchandise, food and house wares. Food accounts for 48% of sales.

140 units
$3,063 million dollars in sales
35,000 SKUs
210 million customers served
7,352,436 square feet of sales area
23 openings during 2003


29%

Contribution to sales

Wal-Mart Supercenter


WAL★MART
SUPERCENTER

Supercenters providing the widest merchandise assortment, from groceries and fresh to apparel and general merchandise. Food accounts for 45% of sales.

83 units
$2,900 million dollars in sales
75,000 SKUs
170 million customers served
7,927,460 square feet of sales area
8 openings during 2003


27%

Contribution to sales

Our mission is to contribute towards improving the quality of life for Mexican families. Therefore, we continuously invest to be closer to them and offer them the best products at every day low prices.



New cities with Walmex presence since 2003:

- Campeche, Camp.
- Cardenas, Tab.
- Moroleon, Gto.
- Piedras Negras, Coah.
- San Francisco del Rincon, Gto.
- Tecoman, Col.
- Uruapan, Mich.
- Zihuatanejo, Gro.
- Zitacuaro, Mich.

We have presence in **64** cities.
Nine of them were added during 2003.

CONTENTS

OUR

commitment

IS TO MEXICO

Always.®

FINANCIAL HIGHLIGHTS[1]



10,659
99
00
01
02
03

+9% Net Sales (millions of dollars)



679
99
00
01
02
03

+17% Operating income (millions of dollars)



883
99
00
01
02
03

+15% EBITDA (millions of dollars)

	IN MILLIONS OF DOLLARS 2003	2002	GROWTH %
Net sales	**10,659**	9,749	9
Gross profit	**2,241**	2,031	10
Operating expenses	**1,562**	1,449	8
Operating income	**679**	582	17
EBITDA	**883**	767	15
Income before taxes	**738**	656	13
Taxes and profit sharing	**238**	200	19
Net income	**500**	456	10



600
99
00
01
02
03

+9% Customers served (millions)



99,881
99
00
01
02
03

+8% Number of associates



641
99
00
01
02
03

+8% Number of units

Note: The financial data in this report has been derived by converting pesos of constant purchasing power as of December 31, 2003 into dollars at the exchange rate of 11.285 pesos to 1.00 dollar prevailing on the same date.

[1] Comparable information without deferring membership income at Sam's Club. Information that defers said income is presented in the Financial Summary on page 22 and in the Consolidated Financial Statements.

LETTER TO OUR SHAREHOLDERS

In 1958, 45 years ago, our company inaugurated in Mexico City our first self-service store. Since then, we have always maintained a very clear view of the reason behind all our activities: **"Contribute towards improving the quality of life for Mexican families"**. This translates into a permanent commitment to **Mexico** and its inhabitants, which in our sphere of influence means commitment to our **customers**, to our **associates**, to our **suppliers**, to our **shareholders**, and to **society in general**. It is with great satisfaction that we can say that during 2003, Wal-Mart de Mexico fulfilled and confirmed this commitment.

Being committed to **Mexico** and its inhabitants implies investing, creating jobs and taking our assortments and low prices to every corner of the country. This improves the supply of merchandise and fosters healthy competition, which in turn reduces the cost of living for the inhabitants of each city or region where we set up operations. Throughout 2003 we invested 459 million dollars to build, modernize and make our stores, restaurants, information systems and distribution centers more efficient. We opened 46 new stores and restaurants, nine of which are located in cities where we had no prior presence. We now have 641 operating units, which during the year served 600 million customers, a figure that is 9.4% higher than that recorded for 2002. Our expansion program for the following 18 months includes an investment of 635 million dollars and the opening of 77 units, as well as our new distribution center for fruits, vegetables and refrigerated and frozen goods, located in Mexico City.

The commitment to our **Customers** means offering them "Every Day Low Prices." At the start of 2003 we publicly stated our intention to save our customers 1 billion pesos through rollbacks, that is, price reductions in several products for minimum periods of 90 days. As of December 31st, savings amounted to 1,172 million pesos, equivalent to 103.9 million dollars, surpassing the established goal by 17 percent.

To this end, we promoted efficiency throughout the entire supply chain. On the one hand, we worked towards finding new ways to reduce expenses, which once again reached record lows as a percentage of sales in the history of our company. On the other, our suppliers, by providing them with detailed information on the sale of each of their products at each of our stores, can efficiently plan their inventories, production processes, and market strategies, thereby producing savings beyond those already achieved with the centralized delivery of merchandise.

During 2004 we will step up our efforts to offer our customers even lower prices, in keeping with our permanent philosophy of Every Day Low Prices.

Being committed to our **Associates** means offering job opportunities in an environment of respect and dignity. Throughout the year we created over 7,000 permanent new jobs, thus totaling 39,000 direct jobs during the last five years and closing 2003 with 99,881 associates.

We are convinced that it does not suffice to just offer employment opportunities but also to promote the personal and professional development for each and every associate who works in our company. We have therefore invested large amounts of resources in training for

459
million dollars invested in Fixed Assets

all our associates. During the year we put four stores-of-learning into operation and invested 4.3 million man-hours in training and courses for operating and executive improvement, thereby being able to promote more than 14,000 associates.

The recognition awarded our company by the National Women's Institute because of our commitment to the model of Gender Equality is a great source of pride to us. Said institution evaluated and certified that our hiring procedures, work conditions, training and development offer equal opportunities to men and women alike, giving us a final rating of 98.4 out of a possible 100. There are currently 48,000 women working in our company, thus representing 48% of our associates.

Our commitment to our **Suppliers** means working on the development and growth of each of them. Small and medium sized companies are of great importance to Wal-Mart de Mexico, and therefore the work performed together with Nacional Financiera, the development bank of Mexico, to develop productive chains takes on added importance. To date, over 1,200 micro and small companies who are suppliers for Wal-Mart de Mexico have received working capital financing. The resources dedicated to this program during the last two years come to 1.2 billion dollars. Our company is committed to establishing long-term, win-win relationships with our suppliers, as we are well aware that on their growth and development hinges our ability to offer our customers the products they demand.

We improved our Return on Capital Employed, obtaining 19.5%

Another action to promote the development of micro enterprises is the program initiated by Sam's Club, which consists of offering its business members the infrastructure, advice and merchandise needed to set up a small grocery store. Within just three months of having this novel concept in operation, by the end of the year we had already been able to help in the creation of 153 new stores throughout Mexico. This is a concrete example of how our operating units serve as drivers of economic activity, which in this case involves small merchants.

Our commitment to our **Shareholders** is to protect and grow the value of the assets they have entrusted us, regardless of the share each one holds in the Company's equity. Wal-Mart de Mexico is one of the most important companies in the Mexican Stock Exchange Index, and also in terms of market value, carrying with this fact an enormous responsibility to each and every one of our shareholders. From the moment our company began to trade in the Mexican Stock Exchange in 1977, we have consistently adopted Corporate Governance best practices and have always respectfully kept in mind the best interests of our minority shareholders. In the future, we shall continue to ensure compliance with all applicable standards and provisions. Moreover, we shall continue to supply additional and timely information on the situation faced by our business. During 2003 we enthusiastically received the recognition with which Global Finance magazine honored us by naming us the best retail company in Latin America. We feel equally proud of the results of the yearly survey conducted by Expansion magazine, wherein Wal-Mart de Mexico is considered the most admired company for its financial results as well as the most admired retailer in Mexico. Such recognitions serve as encouragement so each and everyone of us who are part of this company may continue giving our all.

Regarding the results obtained for the year, it is with enormous satisfaction that we are able to report that once again, our sales, operating income, EBITDA and net income before extraordinary items were the best in our history.

It should be noted that not only did we obtain excellent results, but that these were possible through improved efficiency levels, as can be witnessed by the fact that our Return on Capital Employed improved as compared to the figure posted the previous year. For the third consecutive year, Wal-Mart de Mexico paid dividends to its shareholders, 0.03 dollars per share, which totaled an expenditure of 149 million dollars. The Company intends to continue paying dividends in the future, the amounts of which will depend on growth opportunities, the economy and competitive factors.

A fundamental condition for maintaining the appeal of our stock with the investor community is the ever-important long-term yield. Suffice to say that anyone investing 270 dollars in the purchasing of 100 shares when the company went public in 1977, would now have 49,635 dollars should the holder of said shares have kept them and if the dividends decreed through time had been reinvested.

Making a commitment to **Mexico** implies being a Corporate Citizen that seeks the improvement of society as a whole and in this vein, the year 2003 was very important. We not only received recognition as a Socially Responsible Company for the third consecutive year, but also went on to create the Wal-Mart de Mexico Foundation, whose purpose is to channel the resources of our company and each and every one of our associates in benefit of specific social initiatives. Among some of the initiatives supported in 2003 were welfare institutions for children as well as for children with terminal diseases; orphanages; homes for the needy; women's shelters; the promotion of jobs for women; and organizations devoted to environmental conservation.

Ladies and gentlemen, our **Commitment to Mexico** throughout the year translated into specific actions and results that can make us all feel proud, and which serve as a new benchmark for continued improvement every day. The well-being of our customers, suppliers, shareholders and our society in general will continue to pave the way, as always with a long-term vision, for the direction of all our actions. We thank them all for the trust they have placed in Wal-Mart de Mexico.

Sincerely,

Cesareo Fernandez
Chairman of the Board of Directors

Eduardo Castro-Wright
Executive President and CEO


COMMITTED TO:
mexico

We confirm our commitment to our country by continuously reinvesting our earnings to modernize and enlarge our installed capacity, distribution network and information systems. Thanks to this strategy we have been able to consistently grow faster than the economy as a whole. It is enough to say that during 2003 the amount invested in fixed assets, 459 million dollars, was greater than earnings generated during the previous year.

We opened 46 new units of all our business formats, distributed as follows: 3 Sam's Clubs, 23 Bodega Aurrera stores, 8 Wal-Mart Supercenters, 1 Superama, 2 Suburbia stores and 9 restaurants, thereby increasing our installed capacity by 10 percent.

These openings took place in 24 cities located in the different geographical zones of the country. We initiated operations in nine locations where we were not previously present, four of which had no retail chains at all –Moroleon, San Francisco del Rincon, Tecoman and Zitacuaro. Moreover, a Sam's Club was opened in the city of Campeche, our first unit in the state of the same name. With these openings we now have presence in 64 cities and 31 of the 32 entities of Mexico.

Our growth has enabled us to offer an ever growing number of consumers the benefits of our permanent philosophy of Every Day Low Prices, and thus in our sphere of influence we have contributed towards the development of an increasingly competitive environment and the reduction of inflation levels.


AL★MART


100
80
60
40
20
0
99
00
01
02
03
100.7

Investment vs. net income for the previous year (%)

During 2003 we created 7,173 new jobs

We have increased the supply of goods for the inhabitants of small cities as they now have the same assortment and prices available in Mexico City. Similarly, local suppliers can now have access to a broader market for the distribution and merchandising of their products.

Our expansion plan for the following eighteen months involves the opening of 77 new units, with an estimated growth in installed capacity of 15% and an investment of over 635 million dollars.


20
15
10
5
0
-5
Walmex
Retail Sector
99
00
01
02
03

Real growth in total sales vs. Retail Sector GDP (%)


VICTOR HUGO

COMMITTED TO PROVIDING THE
best value proposition

Our permanent philosophy of Every Day Low Prices constitutes our main competitive advantage and the opportunity to pass on the resulting benefits of everyday efficiencies to our customers.

This is an ongoing process that includes further price reductions –"Rollbacks"– during a minimum period of 90 days. Through these rollbacks we were able to generate additional savings of 103.9 million dollars for our customers, surpassing our original goal by 17 percent.

Our value proposition also includes other programs, such as:

- *Sam's Club Business Members.* The purpose is to more efficiently meet the needs of the different segments of business members. An example of this is the "My Store" program, which includes advice for entrepreneurs wishing to set up their own small groceries store. Within a mere three months we sold 153 fully equipped "stores" throughout Mexico.
- *Store of the Community.* We improved merchandise assortment and lay-out distribution for each store, in keeping with local demand. To accomplish this, we analyzed consumer patterns by leveraging the data generated each day in the stores through our information systems.
- *New brands in Suburbia - Mary Kate & Ashley* and *G by George.* The latter is a brand created by ASDA –Wal-Mart in the United Kingdom- the strategy of which is to offer fashion at the right price and moment as required by our consumers.


UESTRA
AM'S
Cottonelle
TIENDA
MUESTRA

Roberto Guido
BUSINESS: "MINI MART"

I have been a Sam's Club customer for nine years now. When I saw a display of the "MY STORE" concept, I got the idea of opening my own business and the Club supplied me with lots of advice about how to run this kind of business and also about the merchandise I should buy, something I continue to do because I take advantage of Sam's' low prices.


105
84
63
42
21
0
+115%
103.9
02
03

Savings generated for our customers
(millions of dollars)

Through Rollbacks we generated additional savings for our customers of 103.9 million dollars

- A GE Capital program was implemented in Bodega Aurrera, which offers *credit for consumer goods* to customers who would otherwise be unable to meet the requirements needed to obtain credit from a bank.

The acceptance and acknowledgment of our value proposition is evident in sales growth obtained throughout the year, that is, 3.5% for comparable units and 9.3% for total units. These growth figures were supported by an increased number of customers served: 600 million, which is 9.4% over the figure posted for 2002.


15
12
9
6
3
0
9.4
99
00
01
02
03

Growth in customers served, Total Units (%)



COMMITTED TO creating employment AND DEVELOPMENT OPPORTUNITIES

Wal-Mart de Mexico is a company that grows and generates jobs for the country. Throughout 2003 we created over 7,000 new permanent jobs, thus totaling 39,000 direct positions during the last five years. At the close of the year, our associate headcount came to 99,881.

Since our associates represent our principal strength, we continuously invest in their training and development. We are fully aware of the fact that our growth poses the challenge of having trained personnel who can tap into the opportunities that are generated. This year we developed a new concept, stores of learning, where our associates are given the opportunity to receive on-the-job training with real situations experienced on the sales floor. Throughout the year we put four stores of learning into operation.

In addition we had courses, seminars and different training programs where we invested 4.3 million man-hours in training and development, and this effort translated into 14,449 promotions.

Furthermore, we have policies and procedures in place that allow for close communication with all our associates. Our Open-Door Policy has and will continue to guarantee that the concerns and suggestions expressed by our associates are heard and acted upon with suitable promptness.



Miguel Angel Sanchez
STORE: SUPERCENTER LOMAS
SENIORITY: 10 YEARS

I joined the company as an associate in the toys department and due to my performance I have been promoted to different positions. I am currently head of the grocery department and I hope to continue growing with the company taking advantage of opportunities as they appear.

In April 2000 I was awarded Associate of the Month and I hope to continue receiving more acknowledgements.



111
109
107
105
103
101
99
00
01
02
03
111

Sales per associate
(thousands of dollars)

We invested

million
in
for our
Associates

We are firm believers in equal opportunities for men and women alike. The recognition awarded us by the National Women's Institute as a company committed to the Gender Equality model is a source of great pride and it motivates us to ratify said commitment.



F
M

48% Female
52% Male

Distribution by Gender


WAL-MART
VISITANTE
El Cabo
DESCABEZADO

COMMITTED TO ESTABLISHING reciprocal benefit relationships

We are constantly looking for new ways to strengthen the relationships with our suppliers because we want them to continue being of mutual benefit and long-term. This takes on added importance when considering that approximately 90% of the merchandise sold in our units is purchased in Mexico.

The centralized distribution and our information systems are key tools to achieving more productive relationships. In addition to reducing costs, they allow us to enhance the quality, assortment and timeliness of the merchandise offered in our stores, thereby improving our sell-thru. With centralized delivery, processes are simplified and operating costs are reduced. Moreover, we can offer our regional suppliers access to national markets. By having detailed information by item and by store, we can both improve our planning processes and generate greater transparency regarding negotiations because everyone has access to the same information.

It is with great enthusiasm that we are proud to announce that next year we will introduce our George brand of apparel in all our Wal-Mart Supercenter stores. The strategy entails offering fashion at the right price and moment when our customers require it; to accomplish this we shall develop national suppliers who will produce in Mexico the items we will sell.

It is important to mention the work conducted in conjunction with the country's development bank, Nacional Financiera, regarding the implementation of a program for productive



Industrias OVARB, S.A. de C.V.
REPRESENTATIVE: JULIAN BRAVO

The business relationship began in 1978 when my mother, Petra Mora Parejo, used to sell corn tortillas to the VIPS chain and later on to Aurrera, Superama and Bodega Aurrera. This was a family-owned business that employed 10 people.

In time, we extended the sale of our product line to self-service of Wal-Mart Mexico. Our company has continued growing and we now have a headcount of 150 employees that support an equal number of households.



10.0
9.6
9.2
8.8
8.4
8.0
99
00
01
02
03
9.8

Inventory turns
(times)

Through the Productive Chains Program 1,200 small and medium-sized companies obtained financing

chains in benefit of Mexico's small and medium-sized companies. Through the financing of more than 1.2 billion dollars in working capital, over 1,200 micro and small entrepreneurs who are suppliers for Wal-Mart have benefited to date.

Our suppliers are genuinely our business partners and because of this fact we reiterate our support and commitment to them through concrete measures such as those described above. Their development affords us the opportunity to not only offer our mutual customers products with the necessary quality and price, but also the ability to contribute towards the well-being and economic stability of Mexican families, whose very livelihood depends on the sources of employment generated.



204 (trips)
6,000
5,200
4,400
3,600
2,800
2,000
99
00
01
02
03
5,868 (pallets)
80

Volume shipped through our distribution network
(thousands)


WAL-MART
JESUS

COMMITTED TO BEING A RESPONSIBLE **corporate citizen**

A fundamental part of the Wal-Mart de Mexico philosophy is to support social development programs in the communities where our units operate. With this in mind, and with a special focus on health, nutrition, education and children, in March 2003 the Wal-Mart de Mexico Foundation was created. Donations were given to 14 not-for-profit institutions that benefited 50,000 people in different states throughout Mexico.

Other examples of community ties in 2003 include the following:

- We continue to be one of the principal donors of fresh products to the Mexican Association of Food Banks, which are distributed to charity institutions and rural communities.
- "Give a Smile Away this Christmas", a program consisting of offering breakfasts and giving gifts from our associates to children and senior citizens.

Several volunteer programs with Wal-Mart de Mexico associates were also conducted, including reforestation projects and support in collecting and shipping fresh products for the national drive "In Favor of a Mexico without Hunger", organized by the Mexican Association of Food Banks.

Our commitment to the ecology and the environment is a permanent one. All of our new units are built with water treatment plants that enable us to recycle up to 80% of the water used in each store. In order to continue with measures such as





Felisa Gutierrez
AGE: 74
HOME FOR THE ELDERLY:
FUNDACION DEL SOCORRO
CALZADA MEXICO-TACUBA # 570

I had a wonderful morning. I was well served, we had breakfast, received gifts, and had a lot of fun. I am infinitely thankful to those involved in this unforgettable event.

Our donations benefited 50,000 people

In March 2003 the Wal-Mart de Mexico foundation was created

this one, we have created the Committee on Ecology, which will be in charge of finding, promoting, and implementing environment-friendly actions. We have established energy savings programs that have allowed us to reduce consumption in our company by 15.4 million kilowatt/hour per year, which is equivalent to the energy needed to supply electricity to 4,790 mid-income homes for a whole year.

It is a source of great pride for Wal-Mart de Mexico to have received from the Mexican Center for Philanthropy recognition as a "Socially Responsible Company" for the third consecutive year, as a result of our community ties, business ethics, quality of life for those working for the company, and care for the environment.

We have reduced our energy consumption by 15.4 million kilowatt/hour per year



COMMITTED TO all our shareholders

Wal-Mart de Mexico has always distinguished itself as a company with a long-term vision and for its conservative approach to its finance. We are committed to each and every one of our shareholders to protect and grow their holdings with transparency.

During 2003 we posted the best sales figure in the history of our company. We sold 10,659 million dollars, representing 3.5% growth for comparable units and 9.3% for total units.

In addition, being an Every Day Low Cost operator is essential to achieving our results. Throughout the year we have once again reached record-low operating expenses as a percentage of sales. If we also take into account that sales per square foot increased 2.5%, and sales per associate 0.7%, we can surely say 2003 was a remarkable year in terms of productivity.

The effort made to be increasingly efficient is continuous and is largely responsible for the increased Return on Capital Employed as opposed to levels reached the previous year: 19.5% vs. 18.8%.

Our centralized distribution system continues to be a key tool to improving merchandise delivery time as well as reducing costs. On July 1, 2003, we opened a new distribution center for dry goods in the city of Monterrey, having a built area of 2.4 million square feet. It ranks second in size and supplies our



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"The most admired company in Mexico, by its financial results"

"The most admired company in the retail sector"



480
468
456
444
432
420
476
99
00
01
02
03

Sales per square foot
(dollars)

21%
[illegible]
return on the stock during 26 years

Sam's Clubs, Bodega Aurrera stores and Wal-Mart Supercenters. We are also in the process of building a distribution center for refrigerated and frozen products, which will serve as a cold chain for produce, meats, fish and frozen products. Operations are estimated to begin in mid 2004.

We shall continue to invest in our growth, but always ensuring that the new units add value for our shareholders.



20
18
16
14
12
10
19.5
99
00
01
02
03

Return on Capital Employed (%)

WALMEX SHARE

Wal-Mart de Mexico (Walmex) has been listed in the Mexican Stock Exchange since 1977. It is one of the most important companies in the Mexican Stock Exchange index and in capitalization value. Its market value as of December 31, 2003 was 12.5 billion dollars, represented by 4.4 billion shares outstanding.

In the long term, Walmex has also given important yields for our shareholders. Any one who would have invested 270 dollars in purchasing 100 shares in 1977 and kept them reinvesting dividends decreed through time, would now have 49,635 dollars.

Wal-Mart Stores, Inc. is the majority shareholder of Wal-Mart de Mexico and as of December 31, 2003 its equity interest represented 62% of the capital stock.

During 2003, a cash dividend was paid at the rate of 0.03 dollars per share, representing a total amount of 149 million dollars. The Company intends to continue paying yearly dividends, the amount of which will depend upon growth opportunities, the economic situation, and the competitive environment, among other factors.

In addition, 72.9 million dollars were invested to repurchase 29 million series "C" shares at an average price of 2.5 dollars per share. It is important to note that the repurchased shares are considered treasury stock and not outstanding shares, and that the company intends to cancel those shares.

The company has a sponsored ADR program on its series "V" shares. The depositary bank is JPMorgan Chase Bank.

A cash dividend of 0.03 dollars per share was paid



SERIES "V"
3,909
88%
Free subscription, with voting rights
SERIES "C"
524
12%
Free subscription, with no voting rights
TOTAL
4,433
100%

Share Structure
as of December 31, 2003
(millions of shares)



12,700
11,760
10,820
9,880
8,940
8,000
12,490
02
03

Market value
as of December 31
(millions of dollars)

CORPORATE GOVERNANCE

The policy of having best practices regarding corporate governance has been of great importance throughout the history of Wal-Mart de Mexico. We proudly maintain a culture of honesty and integrity that governs all our activities and has contributed considerably to our success.

Board of Directors:

A Board of Directors manages the company. It is at the Board that the commitment to and the importance of complying with good corporate governance begin.

Composition:

- All the members are appointed each year by Series "V" shareholders during an Ordinary Shareholders' Meeting.
- A minimum of 25% of all board members must be independent directors. There are currently four independent board members, out of a total of nine.
- Every minority of shareholders whose voting shares represent at least ten percent of company's equity will have the right to appoint a board member and his/her alternate, who can only be removed at the same time as all the other board members.
- The Board of Directors must meet at least once every three months.

Responsibilities:

- Appoint the CEO.
- Function as advisor/counselor for senior management.
- Work actively with the CEO to develop the company strategy.
- Oversee the performance of senior management.
- Conduct a yearly review of the performance of the CEO.

Other Practices:

- The Board evaluates the performance of individual directors.
- Independent directors have experience in the core business of the company.
- The Board has access to independent advisors.
- The company has separate Chairman and CEO positions.
- There is a limited number of boards to which the CEO and the Directors may belong.

Two committees support the Board of Directors in its management:

Audit Committee

Consisting of three members, the majority of which are independent. Among other duties, it must select the Outside Auditor for the company and establish its fees, review the adequacy of internal controls and compliance with all applicable accounting and legal regulations. Additionally, the Audit Committee must review any and all operations with related parties engaged in by the company.

Moreover, this Committee has the ability to review financial statements to ensure that they adequately reflect the financial situation of the Company.

There is a procedure in place to receive, keep a record of, and reply to complaints regarding potentially questionable accounting practices, in addition to those involving internal controls or auditing matters. Likewise, there is a procedure that guarantees the anonymity of persons lodging complaints regarding accounting issues.

The Audit Committee has the necessary authority and resources to hire lawyers and any other type of outside advisors required to assist in the performance of its duties.

Other practices are listed as follows:

- All Audit Committee members are experts in the field of finance.
- Outside auditors do not render consultancy services for the Company.
- Outside auditors are periodically changed.

Executive Committee

Consisting of five members, the majority of which are independent. Among other duties, it is charged with overseeing the strategic planning for the company, evaluating executives and establishing their compensation.

Audit Committee	Executive Committee
Charles M. Holley*	Eduardo Castro-Wright
Hector M. de Uriarte	Cesareo Fernandez
Ernesto Vega*	Craig R. Herkert*
	Charles M. Holley*
	John B. Menzer*

*Independent directors

OUR CODE OF ETHICS

The following are some of the major points covered under said code:

- **Open-door policy**
- **Supplier relations**
- **Accounting and computer standards**
- **Information disclosure**
- **No discrimination**
- **Use of property, facilities and company assets**
- **Conflicts of interest**
- **Gifts and gratuities**
- **Privileged information**
- **Health, safety and environment**
- **Equal employment opportunities**
- **Conflict of interest on the job**
- **Harassment and inappropriate behavior**
- **Hiring of family members**

Each year we reply and send to the Mexican Stock Exchange the "Code of Corporate Best Practices", which is available on the website of said institution.

BOARD OF DIRECTORS 2003

Chairman
Cesareo Fernandez
Board member since 1989

Vice-Chairman
Hector M. de Uriarte
Board member since 1993

Secretary
Enrique Ponzanelli

Examiner
Alberto Tiburcio

Alternate Examiner
Agustin Aguilar

* Independent directors

Directors

Eduardo Castro-Wright
Board member since 2001

Cesareo Fernandez
Board member since 1989

Craig R. Herkert*
Board member since 2001

Charles M. Holley*
Board member since 1999

Rafael Matute
Board member since 1998

John B. Menzer*
Board member since 2000

Eduardo Solorzano
Board member since 2000

Hector M. de Uriarte
Board member since 1993

Ernesto Vega*
Board member since 2001

Alternate Directors

Mercedes Aragones
Board member since 1998

R. Lee Stucky*
Board member since 2000

Marc N. Rosen*
Board member since 2001

R. Lee Stucky*
Board member since 2000

Mercedes Aragones
Board member since 1998

Marc N. Rosen*
Board member since 2001

Mercedes Aragones
Board member since 1998

Marc N. Rosen*
Board member since 2001

R. Lee Stucky*
Board member since 2000

AUDIT COMMITTEE REPORT

The administration of Wal-Mart de Mexico, S.A. de C.V., has the responsibility to issue the consolidated financial statements based on accounting principles generally accepted in Mexico, the timely preparation of the content of the financial information, and implementing internal control systems.

The Committee evaluated the performance of the Independent Auditors, who have the responsibility of rendering an opinion on the reasonability of the Company's financial statements and their compliance with Mexican generally accepted accounting principles. It was decided that Mancera, S.C. (a member firm of Ernst & Young Global) fully meets the needs for professional quality and independence of criteria and economic action as required. Accordingly, it was suggested that the Company's Board of Directors retain their services with the purpose of examining and issuing the corresponding report on the financial statements for Wal-Mart de Mexico, S.A. de C.V., and subsidiaries as of December 31, 2003.

On the other hand, with the support of Internal Audit, the Committee ensures that the internal control system has been reviewed and evaluated. In our opinion that said system meets the required effectiveness so the Company can operate within an overall atmosphere of control.

As part of the surveillance processes, the Committee meets regularly in sessions with the Administration and external and internal auditors, and then reports the outcome to the Board of Directors.

Based on the work completed, we recommend the Board of Directors submit the financial statements for Wal-Mart de Mexico, S.A. de C.V. and subsidiaries for the fiscal year ended on December 31, 2003, to the Shareholders' meeting for their approval.

Sincerely,

Ernesto Vega
Chairman
Mexico City, February 9, 2004.

FINANCIAL SUMMARY

In millions of dollars, as of December 31, 2003

	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
GDP *(Growth, %)*	1.2 e	0.9	-0.3	6.6	3.7	4.9	6.8	5.1	-6.2	4.5
ANNUAL INFLATION *(%)*	4.0	5.7	4.4	9.0	12.3	18.6	15.7	27.7	52.0	7.1
PESO DEVALUATION *(%)*	8.7	13.3	-4.8	1.3	-3.9	22.5	2.2	2.6	55.7	59.0
EXCHANGE RATE *(Peso / dollar)*	11.3	10.4	9.2	9.6	9.5	9.9	8.1	7.9	7.7	4.9
AVERAGE INTEREST RATE *(28 day Cetes, %)*	6.2	7.1	11.4	15.3	21.5	24.8	19.8	31.4	48.5	14.1
RESULTS										
NET SALES	10,659	9,749	8,623	7,519	6,733	6,405	5,790	5,260	5,665	6,041
Growth	9%	13%	15%	12%	5%	11%	10%	-7%	-6%	20%
OTHER INCOME	24	45	39	32	24	20	17	16	17	19
Growth	-46%	14%	21%	34%	20%	20%	5%	-8%	-7%	40%
TOTAL REVENUES	10,683	9,794	8,662	7,551	6,757	6,425	5,807	5,276	5,682	6,060
Growth	9%	13%	15%	12%	5%	11%	10%	-7%	-6%	20%
GROSS PROFIT	2,216	2,031	1,793	1,539	1,364	1,273	1,192	1,018	1,086	1,292
Profit margin	20.7%	20.7%	20.7%	20.4%	20.2%	19.8%	20.5%	19.3%	19.1%	21.3%
OPERATING EXPENSES	1,562	1,449	1,295	1,141	1,026	1,034	969	824	933	935
As percentage of total revenues	14.6%	14.8%	14.9%	15.1%	15.2%	16.1%	16.7%	15.6%	16.4%	15.4%
OPERATING INCOME	654	582	498	398	338	239	223	194	153	357
As percentage of total revenues	6.1%	5.9%	5.8%	5.3%	5.0%	3.7%	3.8%	3.7%	2.7%	5.9%
Growth	12%	17%	25%	18%	42%	7%	15%	27%	-57%	27%
EBITDA	858	767	663	557	488	376	348	314	284	465
As percentage of total revenues	8.0%	7.8%	7.7%	7.4%	7.2%	5.8%	6.0%	6.0%	5.0%	7.7%
COMPREHENSIVE FINANCIAL INCOME	74	87	123	140	152	203	166	180	275	79
INCOME BEFORE TAX	714	656	602	523	502	446	412	387	428	414
INCOME TAX & EMPLOYEES' PROFIT SHARING	230	200	194	161	112	128	99	94	102	123
INCOME BEFORE EXTRAORDINARY ITEMS	484	456	408	363	390	318	313	293	326	291
Growth	6%	12%	13%	-7%	22%	2%	7%	-10%	12%	3%
NET INCOME	484	456	408	363	393	346	536	368	352	388
Growth	6%	12%	13%	-8%	14%	-36%	46%	4%	-9%	6%
CASH GENERATED	940	833	772	691	645	555	520	477	468	539
FINANCIAL POSITION										
CASH	1,042	900	915	1,220	1,031	939	958	783	674	566
INVENTORIES	951	993	859	799	774	652	707	594	579	710
OTHER ASSETS	204	212	185	142	133	101	189	439	412	440
FIXED ASSETS	3,620	3,397	3,132	2,893	2,766	2,729	2,659	2,553	2,773	3,105
TOTAL ASSETS	**5,817**	**5,502**	**5,091**	**5,054**	**4,704**	**4,421**	**4,513**	**4,369**	**4,438**	**4,821**
SUPPLIERS	1,320	1,279	1,198	1,265	1,136	963	1,059	924	873	1,076
OTHER LIABILITIES	785	731	694	663	149	166	101	95	163	183
SHAREHOLDERS' EQUITY	3,712	3,492	3,199	3,126	3,419	3,292	3,353	3,350	3,402	3,562
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**5,817**	**5,502**	**5,091**	**5,054**	**4,704**	**4,421**	**4,513**	**4,369**	**4,438**	**4,821**
OTHER INFORMATION AT THE END OF THE YEAR										
NUMBER OF UNITS	641	595	550	496	458	414	388	369	352	331
NUMBER OF ASSOCIATES	99,881	92,708	84,607	74,790	70,700	61,145	57,649	49,510	47,129	46,898
OUTSTANDING SHARES *(millions)*	4,433	4,462	4,444	4,474	4,536	4,656	4,809	3,200	3,200	3,200

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of Wal-Mart de Mexico, S.A. de C.V.

We have audited the accompanying consolidated balance sheets of Wal-Mart de Mexico, S.A. de C.V. and Subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in shareholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in conformity with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wal-Mart de Mexico, S.A. de C.V. and Subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations, changes in their shareholders' equity and changes in their financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico.

Mancera, S.C.
A Member Practice of Ernst & Young Global

Agustin Aguilar
Mexico City, January 30, 2004

OPINION OF THE STATUTORY AUDITOR

To the Shareholders of Wal-Mart de Mexico, S.A. de C.V.

In my capacity as statutory auditor and in compliance with the provisions of Article 166 of the Mexican Corporations Act and the bylaws of Wal-Mart de Mexico, S.A. de C.V., I am pleased to submit my report on the consolidated financial statements for the year ended December 31, 2003, presented to you by the Board of Directors.

I, or in my absence the alternate statutory auditor, attended the Shareholders', the Board of Directors' and the audit committee meetings to which I was summoned and I obtained from the board members and the Company's officers the information on the Company's operations, documentation and records that I considered necessary for examination. I conducted my review in accordance with generally accepted auditing standards.

In my opinion, the accounting and reporting policies and criteria observed by the Company in the preparation of the consolidated financial statements that are being presented to the shareholders are adequate and sufficient and were applied on a basis consistent with that of the prior year. Consequently, it is also my opinion that the above-mentioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of Wal-Mart de Mexico, S.A. de C.V. and Subsidiaries at December 31, 2003, and the consolidated results of their operations, changes in their shareholders' equity and changes in their financial position for the year then ended, in conformity with generally accepted accounting principles.

Alberto Tiburcio
Statutory Auditor
Mexico City, January 30, 2004

CONSOLIDATED BALANCE SHEETS

(Notes 1 and 2)
Thousands of Mexican pesos with purchasing power at December 31, 2003

	DECEMBER 31	
	2003	**2002**
ASSETS		
Current assets:		
Cash and cash equivalents	Ps. 11,763,743	Ps. 10,156,806
Accounts receivable – net (Note 3)	1,982,551	2,196,738
Inventories	10,736,039	11,202,772
Prepaid expenses	322,107	197,653
Total current assets	24,804,440	23,753,969
Property and equipment – net (Note 4)	40,848,606	38,339,779
Total assets	Ps. 65,653,046	Ps. 62,093,748
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable to suppliers (Note 5)	Ps. 14,891,663	Ps. 14,435,139
Other accounts payable (Note 5)	3,755,285	2,707,825
Total current liabilities	18,646,948	17,142,964
Deferred income tax (Note 7)	5,092,549	5,515,203
Reserve for seniority premiums (Note 8)	24,837	25,824
Total liabilities	23,764,334	22,683,991
Shareholders' equity (Note 9):		
Capital stock	12,484,202	12,520,896
Legal reserve	2,422,937	2,167,695
Retained earnings	32,422,909	28,897,852
Reserve for repurchase of shares	2,590,984	3,377,304
Accumulated result of restatement	(8,576,444)	(8,167,114)
Premium on sale of shares	2,049,589	2,069,733
Employee stock option plan fund	(1,505,465)	(1,456,609)
Total shareholders' equity	41,888,712	39,409,757
Total liabilities and shareholders' equity	Ps. 65,653,046	Ps. 62,093,748

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF INCOME

(Notes 1 and 2)
Thousands of Mexican pesos with purchasing power at December 31, 2003

	YEAR ENDED DECEMBER 31	
	2003	2002
Net sales	Ps. 120,280,425	Ps. 110,016,973
Other income (Note 10)	272,664	504,663
Total income	120,553,089	110,521,636
Cost of sales	(95,548,621)	(87,605,280)
Gross profit	25,004,468	22,916,356
Operating expenses	(17,626,183)	(16,349,529)
Operating income	7,378,285	6,566,827
Comprehensive financing income:		
Financial income-net	637,386	743,140
Exchange gain (loss)	11,605	(4,082)
Monetary position gain	190,981	241,389
	839,972	980,447
Other expenses-net	(165,430)	(144,984)
Income before income tax and employee profit sharing	8,052,827	7,402,290
Income tax and employee profit sharing (Note 7)	(2,595,614)	(2,262,462)
Net income	Ps. 5,457,213	Ps. 5,139,828
Earnings per share (in pesos)	Ps. 1.225	Ps. 1.146

The accompanying notes are an integral part of these financial statements.

Wal-Mart de Mexico, S.A. de C.V. and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the years ended December 31, 2003 and 2002
(Notes 1, 2, and 9)
Thousands of Mexican pesos with purchasing power at December 31, 2003

	CAPITAL STOCK	LEGAL RESERVE
Balances at January 1, 2002	Ps. 11,335,739	Ps. 1,939,167
Movements in employee stock option plan fund		
Increase in legal reserve		228,528
Repurchase of shares	(40,770)	
Dividends capitalized and paid	1,225,927	
Comprehensive income		
Balances at December 31, 2002	12,520,896	2,167,695
Movements in employee stock option plan fund		
Increase in legal reserve		255,242
Repurchase of shares	(36,694)	
Dividends paid		
Comprehensive income		
Balances at December 31, 2003	Ps. 12,484,202	Ps. 2,422,937

The accompanying notes are an integral part of these financial statements.

RETAINED EARNINGS	RESERVE FOR REPURCHASE OF SHARES	ACCUMULATED RESULT OF RESTATEMENT	PREMIUM ON SALE OF SHARES	EMPLOYEE STOCK OPTION PLAN FUND	TOTAL
Ps. 25,471,370	Ps. 4,046,950	Ps. (7,666,620)	Ps. 2,090,782	Ps. (1,114,804)	Ps. 36,102,584
			(21,049)	(325,483)	(346,532)
(228,528)					–
	(669,646)				(710,416)
(1,484,818)		15,608		(16,322)	(259,605)
5,139,828		(516,102)			4,623,726
28,897,852	3,377,304	(8,167,114)	2,069,733	(1,456,609)	39,409,757
			(20,144)	(48,856)	(69,000)
(255,242)					–
	(786,320)				(823,014)
(1,676,914)					(1,676,914)
5,457,213		(409,330)			5,047,883
Ps. 32,422,909	Ps. 2,590,984	Ps. (8,576,444)	Ps. 2,049,589	Ps. (1,505,465)	Ps. 41,888,712

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

(Notes 1 and 2)
Thousands of Mexican pesos with purchasing power at December 31, 2003

	YEAR ENDED DECEMBER 31	
	2003	**2002**
OPERATING ACTIVITIES		
Net income	Ps. 5,457,213	Ps. 5,139,828
Charges (credits) not requiring the use of (providing) resources:		
Depreciation	2,306,501	2,085,880
Seniority premiums	23,223	24,407
Deferred income tax	(366,621)	179,732
	7,420,316	7,429,847
Changes in:		
Accounts receivable	214,187	(451,453)
Inventories	55,894	(2,033,595)
Prepaid expenses	(124,454)	141,724
Accounts payable to suppliers	456,524	917,309
Other accounts payable	991,427	230,299
Reserve for seniority premiums	(24,636)	–
Resources provided by operating activities	8,989,258	6,234,131
FINANCING ACTIVITIES		
Payment of dividends	(1,676,914)	(259,605)
Repurchase of shares	(823,014)	(710,416)
Resources used in financing activities	(2,499,928)	(970,021)
INVESTING ACTIVITIES		
Purchase of property and equipment	(5,176,141)	(5,244,388)
Sale and retirement of property and equipment	362,748	152,995
Employee stock option plan-net	(69,000)	(346,532)
Resources used in investing activities	(4,882,393)	(5,437,925)
Increase (decrease) in cash and cash equivalents	1,606,937	(173,815)
Cash and cash equivalents at beginning of year	10,156,806	10,330,621
Cash and cash equivalents at end of year	Ps. 11,763,743	Ps. 10,156,806

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2003 and 2002
Thousands of Mexican pesos with purchasing power at December 31, 2003, unless otherwise indicated

NOTE 1 - DESCRIPTION OF THE BUSINESS:
Wal-Mart de Mexico, S.A. de C.V. (WALMEX or "the Company") is a Mexican corporation whose shares are traded on the Mexican Stock Exchange. The Company's majority shareholder is Wal-Mart Stores, Inc., a U.S. corporation.

WALMEX has a 99.9% equity interest in the following groups of companies:

GROUP	LINE OF BUSINESS
Nueva Wal-Mart	Operation of 53 (50 in 2002) Sam's Club membership self-service wholesale stores, 140 (116 in 2002) Bodega Aurrera, discount stores, 83 (75 in 2002) Wal-Mart Supercenter hypermarkets, with apparel, general merchandise and supermarket departments, and 44 Superama supermarkets during both years.
Suburbia	Operation of 52 (50 in 2002) Suburbia stores with apparel and accessories for the entire family.
Vips	Operation of 215 (208 in 2002) Vips restaurants serving international cuisine, 47 (45 in 2002) El Porton restaurants serving Mexican food, and 7 restaurants specializing in Italian food during both years.
Real estate	Real estate developments and management of real estate companies.
Corporate entities	Providing of professional services to companies in the Group.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:
The most important accounting policies observed in the preparation of the financial statements are described below:

a. The accompanying consolidated financial statements include the statements of WALMEX and those of its subsidiaries, which are grouped as described in Note 1. All intercompany balances and transactions were eliminated in consolidation.

b. The consolidated financial statements provide comprehensive recognition of the effects of inflation on the financial information as required by accounting Bulletin B-10 issued by the Mexican Institute of Public Accountants (IMCP).

c. The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates in some items. Actual results might differ from these estimates.

d. Cash equivalents are stated at cost plus accrued interest, not in excess of market value.

   The Company has no financial instruments (derivatives).

e. Inventories are stated at average cost, determined largely using the retail method. Due to the rapid turnover of inventories, the cost so determined is considered to be similar to replacement cost at the balance sheet date.

f. Property and equipment are recorded initially at cost and then restated using the constant-peso-value method as described in Note 4.

   Fixed asset depreciation is computed using the straight-line method, at rates ranging from 3% to 33%.

g. Foreign currency denominated monetary assets and liabilities are translated to Mexican pesos using the prevailing exchange rate at the balance sheet date. Exchange differences determined are charged or credited to income.

h. As prescribed by Mexican accounting Bulletin D-4 issued by IMCP, deferred income tax is determined by applying the enacted corporate income tax rate at the latest balance sheet date to temporary differences in balance sheet accounts for financial and tax reporting purposes.

   Current year employee profit sharing is charged to results of operations and represents a liability due and payable in a period of less than one year.

i. Seniority premiums accruing to employees in terms of Mexican labor law are recognized as a cost of the years in which services are rendered, based on independent actuarial computations.

All other payments accruing to employees or their beneficiaries in the event of separation or death in terms of Mexican labor law are charged to income, if and when the expense is incurred.

j. The most important inflation accounting concepts and procedures are described below:

The accumulated effect of restatement includes the accumulated monetary position result at the time the effects of inflation on the financial information were first recognized, as well as the result from holding nonmonetary assets, which represents the change in the specific value of nonmonetary assets over or under the rate of inflation as measured by the National Consumer Price Index (NCPI).

The net monetary position result is determined by applying the NCPI to average net monetary assets and liabilities during the period.

k. The employee stock option plan fund is comprised of series "C" WALMEX shares presented at acquisition cost, as restated based on the NCPI. The plan is designed to grant stock options to executives of the companies in the Group, as approved by the National Banking and Securities Commission.

l. The premium on the sale of shares represents the difference between the restated value of the shares and the value at which such shares were assigned to executives of companies in the Group, net of the corresponding income tax.

m. Comprehensive income consists of the current year net income plus the current year restatement.

n. Effective January 2003, the Company decided to adopt on a basis the requirements of SAB-101, Revenue Recognition in Financial Statements, issued by the Securities and Exchange Commission (SEC). Such pronouncement establishes the guidelines for recognizing on a deferred basis revenue from sales of memberships over the term of the membership.

Through December 31, 2002, the Company recognized revenue from sales of Sam's Club memberships at the time the revenue was collected.

Accrued revenue from sales of Sam's Club membership is recognized in the 2003 statement of income in a separate caption after sales. Such revenue for the year ended December 31, 2002 was reclassified to this caption for uniformity of presentation with the 2003 financial statements (see Note 10).

o. Segment financial information has been prepared using the management approach established in Mexican accounting Bulletin B-5 issued in April 2003 by the IMCP. This Bulletin replaces the supplementary requirements of International Accounting Standard No. 14.

NOTE 3 – ACCOUNTS RECEIVABLE:

The balance of this account at December 31, 2003, is presented net of an allowance for bad debts of Ps. 308,829.

NOTE 4 – PROPERTY AND EQUIPMENT:

Mexican accounting Bulletin B-10 specifies that property and equipment owned at December 31, 1996 that were restated at such date on the basis of appraisals made by independent experts are to be restated thereafter using the constant-peso-value method. Property and equipment acquired on or after January 1, 1997 are recorded initially at historical cost and then restated using the constant-peso-value method.

An analysis of this caption is as follows:

	DECEMBER 31 2003	2002
Land	Ps. 15,370,014	Ps. 14,566,393
Buildings	15,909,529	14,690,107
Facilities and leasehold improvements	8,599,008	7,819,864
	24,508,537	22,509,971
Less:		
Accumulated depreciation	(6,950,235)	(6,279,839)
	17,558,302	16,230,132
Fixtures and equipment	15,395,331	14,724,853
Less:		
Accumulated depreciation	(8,337,795)	(7,721,366)
	7,057,536	7,003,487
Construction in progress	862,754	539,767
Total	Ps. 40,848,606	Ps. 38,339,779

Rental expense for the years ended December 31, 2003 and 2002 was Ps. 986,148 and Ps. 970,589, respectively.

NOTE 5 - RELATED PARTY BALANCES AND TRANSACTIONS:
Accounts payable to suppliers and other accounts payable include the following balances due to related parties:

	DECEMBER 31 2003	2002
Accounts payable to suppliers:		
CMA - U.S.A., L.C.	Ps. 682,160	Ps. 777,930
WMGS Co., LTD.	14,515	–
	Ps. 696,675	Ps. 777,930
Other accounts payable:		
Wal-Mart Stores, Inc.	Ps. 185,289	Ps. 158,933

In the years ended December 31, the Company had the following transactions with related parties:

	DECEMBER 31 2003	2002
Imported merchandise for sale	Ps. 3,564,066	Ps. 3,776,519
Technical assistance, services and royalties	Ps. 758,401	Ps. 611,497

NOTE 6 – FOREIGN CURRENCY DENOMINATED ASSETS AND LIABILITIES:
An analysis is as follows:

	DECEMBER 31 2003	2002
	thousands of dollars	
Assets	$ 155,759	$ 140,317
Liabilities	$ 154,364	$ 138,631

An analysis of U.S. dollar denominated transactions (excluding property and equipment) is as follows:

	DECEMBER 31 2003	2002
	thousands of dollars	
Imported merchandise for sale	$ 705,859	$ 827,944
Technical assistance, services and royalties	$ 71,351	$ 62,303

The exchange rate at December 31, 2003, used to translate U.S. dollar denominated balances was Ps. 11.2850 (Ps. 10.3800 at December 31, 2002) per U.S. dollar. At the date of the audit report, the exchange rate was Ps. 11.0614 per U.S. dollar.

NOTE 7 – INCOME TAX AND EMPLOYEE PROFIT SHARING:

The Company and its subsidiaries have been authorized by the Ministry of Finance and Public Credit to determine their tax results on a consolidated basis.

An analysis of taxes charged to results of operations of the years ended December 31, 2003 and 2002 is as follows:

	2003	2002
Current year income tax	Ps. 2,857,036	Ps. 1,964,504
Deferred income tax	(248,716)	350,076
Subtotal	2,608,320	2,314,580
Monetary position gain on initial effect and nonmonetary items of deferred income tax	(51,172)	(97,432)
Employee profit sharing	38,466	45,314
Total	Ps. 2,595,614	Ps. 2,262,462

An analysis of deferred tax liabilities (assets) derived from temporary differences is as follows:

	2003	2002
Property and equipment	Ps. 2,860,162	Ps. 2,773,708
Inventories	3,131,256	3,570,665
Other items – net	(898,869)	(829,170)
Total	Ps. 5,092,549	Ps. 5,515,203

The corporate income tax rate for 2003 was 34%. The rate for 2004 will be 33% and 32% in 2005 and succeeding years.

In conformity with Mexican accounting Bulletin D-4, deferred taxes were computed at the enacted tax rate that will be in force at the time temporary differences are expected to reverse.

NOTE 8 - SENIORITY PREMIUMS:

The Company has set up a defined benefits trust fund to cover seniority premiums accruing to employees, contributions to the fund are determined using the projected unit-credit method, employees make no contributions to the fund.

An analysis of assets, liabilities and costs related to seniority premiums, as well as assumptions considered in the computations is as follows:

	DECEMBER 31			
		2003		2002
Vested benefit obligation	Ps.	81,500	Ps.	73,541
Current benefit obligation	Ps.	166,149	Ps.	149,083
Projected benefit obligation	Ps.	168,506	Ps.	150,899
Plan assets		(165,465)		(147,787)
Variances in assumptions and experience adjustments		21,796		22,712
Net projected liability	Ps.	24,837	Ps.	25,824
Labor cost	Ps.	24,781	Ps.	25,840
Financing cost		7,889		8,128
Return on plan assets		(9,124)		(9,561)
Amortization		(323)		–
Net period cost	Ps.	23,223	Ps.	24,407
Amortization period of variances assumptions and experience adjustments (years)		23.4		23.4

Seniority premiums payments made in 2003 and 2002 aggregated Ps. 11,068 and Ps. 8,821, respectively. In the year ended December 31, 2003, the Company contributed Ps. 24,636 to the trust fund.

The rates considered in the actuarial computations for 2003 and 2002 were as follows:

	2003	2002
Discount rate for labor obligations	5.5%	5.5%
Salary increase	1.0%	2.5%
Return on plan assets	6.5%	6.5%

NOTE 9 - SHAREHOLDERS' EQUITY:

a. Regular shareholders' meetings:

The following resolutions were adopted at a regular shareholders' meeting held on February 26, 2003:

1. Approval of the maximum amount to be used by the Company in 2003 to repurchase its own shares. Such amount is Ps. 3,248,032 (nominal pesos).
2. Cancellation of 34,909,400 series "C" shares that were repurchased by the Company.
3. Increase of Ps. 247,154 (nominal pesos) in the legal reserve through a charge to retained earnings. The increase in constant pesos was Ps. 255,242.
4. Payment of cash dividend at Ps. 0.37 (nominal pesos) per share, irrespective of the series. The dividend will be paid starting March 13, 2003.
5. Approval of a movement between fixed and variable capital. Fixed capital is Ps. 650,372 (nominal pesos) and variable capital may not exceed ten times such amount.
6. Approval of the creation of Fundacion Wal-Mart de Mexico. Annual contributions to the Foundation may not exceed 0.05% of sales.

The following resolutions were adopted at a regular shareholders' meeting held on February 27, 2002:

1. Approval of the maximum amount to be used by the Company in 2002 to repurchase its own shares. Such amount is Ps. 3,717,512 (nominal pesos).
2. Cancellation of 24,734,200 series "C" shares that were repurchased by the Company.
3. Increase of Ps. 209,696 (nominal pesos) in the legal reserve through a charge to retained earnings. The increase in constant pesos was Ps. 228,528.

4. Payment of a dividend, at the election of the shareholder, of either Ps.0.31 (nominal pesos) per share of capital stock, irrespective of the series of the share, or a stock dividend at the rate of one series "C" share of capital stock for every 75 outstanding shares held by the shareholder.
5. Increase in the variable portion in the capital stock by issuing 59,251,441 new series "C" shares to be used for the sole purpose of their being delivered as stock dividend to the shareholders that elect to receive in this manner the dividend mentioned in subparagraph 4 above. Those new shares that are not subscribed and delivered to the shareholders shall be canceled and the proposed capital increase shall be reduced proportionally.

The time that the shareholders had to decide on whether they wished to accept the cash dividend or the stock dividend in terms of the resolution adopted at the shareholders' meeting held on February 27, 2002, expired on April 5, 2002. The Company delivered 48,896,947 new series "C" shares representing an increase of Ps. 1,136,854 (nominal pesos) in the variable portion of capital stock. The increase in constant pesos was Ps. 1,225,927.

b. An analysis of nominal capital stock at December 31, 2003 and 2002 is as follows:

CAPITAL STOCK	2003	2002
Fixed	Ps. 650,372	Ps. 525,000
Variable	4,914,896	5,076,675
Total	Ps. 5,565,268	Ps. 5,601,675

Capital stock at December, 31 2003 and 2002 consisted of the following registered shares with no par value:

	NUMBER OF SHARES	
SERIES	2003	2002
Series "V" free subscription common shares	3,909,124,724	3,909,124,724
Series "C" free subscription shares without voting rights	523,780,121	552,779,121
Total number of shares	4,432,904,845	4,461,903,845

Authorized maximum capital stock is Ps. 7,154,092 (nominal pesos).

Capital stock at December 31, 2003 and 2002 includes capitalized earnings of Ps. 1,645,234 (nominal pesos), for both years, and Ps. 899,636 (nominal pesos) in both years in capitalized restatement accounts.

c. In the years ended December 31, 2003 and 2002, the Company repurchased its own series "C" shares, resulting in the following reduction in capital stock:

	2003	2002
Number of shares	28,999,000	30,851,200
Theoretical historical value	Ps. 36,407	Ps. 38,732
Theoretical restated value	Ps. 36,694	Ps. 40,771

The difference between the theoretical restated value and the repurchase cost of the shares acquired was applied to the previously established reserve for the repurchase of shares.

d. Distributed earnings and capital reductions in excess of the balance of the net tax profit account (CUFIN), the net reinvested tax profit account (CUFINRE), and the restated contributed capital account (CUCA) will be subject to taxation in terms of Articles 11 and 89 of the Mexican Income Tax Law.

At December 31, 2003 and 2002, the balance of the aforesaid tax accounts related to shareholders' equity aggregate Ps. 31,277,356 and Ps. 28,580,271, respectively.

e. The employee stock option plan fund consists of 62,011,850 series "C" WALMEX shares, of which 29,597,976 shares have been placed in a trust created for such purpose. All employee stock options are granted to executives at a value that is not less than the market value on the date of grant.

In accordance with current policies, Company executives may exercise their option to acquire the shares as follows: stock options granted before 2000, 50% at the end of the third year and 50% at the end of the fourth year, from the date of grant; and stock options granted after 2000 may be exercised in equal parts over five years. In all cases, the right to exercise and employee stock option expires in a period of ten years from the date the option is granted, or sixty days following the executive's retirement from the Company.

Compensation for the Company's employee stock option plan is measured and recorded using the intrinsic value method following the guidelines of APB Opinion 25, as supplementary guidance to accounting principles generally accepted in Mexico.

For the year ended December 31, 2003, compensation expense charged to operating results was Ps. 6,976 (Ps. 28,233 in 2002).

An analysis of movements in the Company's employee stock option plan during 2003 and 2002 is as follows:

	NUMBER OF SHARES	WEIGHTED AVERAGE PRICE PER SHARE (NOMINAL PESOS)
Balance at January 1, 2002	51,050,782	17.69
Granted	14,763,491	24.99
Exercised	(2,929,086)	13.37
Balance at December 31, 2002	62,885,187	19.60
Granted	16,616,186	24.99
Exercised	(11,294,169)	14.71
Canceled	(6,817,029)	21.87
Balance at December 31, 2003	61,390,175	21.71

Shares available for option grant:		
December 31, 2003	621,675	
December 31, 2002	361,263	

At December 31, 2003, the employee stock options granted and exercisable and included in the employee stock option plan fund were as follows:

	GRANTED			EXERCISABLE	
RANGE OF EXERCISE PRICE	NUMBER OF SHARES	WEIGHTED AVERAGE REMAINING LIFE IN YEARS	WEIGHTED AVERAGE PRICE PER SHARE (NOMINAL PESOS)	NUMBER OF SHARES	WEIGHTED AVERAGE PRICE PER SHARE (NOMINAL PESOS)
12.36	9,857,351	4.4	12.36	9,857,351	12.36
19.92 - 22.82	22,556,523	6.7	21.53	9,870,740	21.42
21.45 – 25.28	13,103,211	8.2	25.06	2,399,263	25.04
23.10 – 27.49	15,873,090	9.2	25.00	–	–
	61,390,175			22,127,354	

NOTE 10– MEMBERSHIP REVENUE:

At December 31, 2003 unrecognized deferred revenue from sales of membership Ps. 280,785. Incorporating such revenue, results of operations of the year ended December 31, 2003 would have been as follows:

	2003	2002
Net sales	Ps. 120,280,425	Ps. 110,016,973
Other income	553,449	504,663
Total income	120,833,874	110,521,636
Cost of sales	(95,548,621)	(87,605,280)
Operating expenses	(17,626,183)	(16,349,529)
Operating income	Ps. 7,659,070	Ps. 6,566,827
Net income	Ps. 5,647,479	Ps. 5,139,828

NOTE 11 – SEGMENT INFORMATION:

The new Mexican accounting Bulletin B-5, Segment Information, issued by the Mexican Institute of Public Accountants, establishes the requirements for disclosing information by operating segments. Such information was prepared using the management approach and the criteria defined in this Bulletin. The segment "Other" consists of departmental stores, restaurants and real-estate transactions with third parties.

A breakdown of information by economic segments is as follows:

SEGMENT	TOTAL INCOME		OPERATING INCOME	
	2003	2002	2003	2002
Self services	Ps. 110,270,749	Ps. 100,501,642	Ps. 5,888,744	Ps. 5,139,860
Other	10,282,340	10,019,994	1,489,541	1,426,967
Consolidated	Ps. 120,553,089	Ps. 110,521,636	Ps. 7,378,285	Ps. 6,566,827

SEGMENT	PURCHASE OF FIXED ASSETS		DEPRECIATION	
	2003	2002	2003	2002
Self service	Ps. 4,817,011	Ps. 4,754,968	Ps. 1,890,380	Ps. 1,679,707
Other	359,130	489,420	416,121	406,173
Consolidated	Ps. 5,176,141	Ps. 5,244,388	Ps. 2,306,501	Ps. 2,085,880

SEGMENT	TOTAL ASSETS		CURRENT LIABILITIES	
	2003	2002	2003	2002
Self service	Ps. 49,793,036	Ps. 45,504,734	Ps. 15,958,260	Ps. 15,018,402
Other	7,827,971	7,542,579	1,355,842	1,454,429
Unassignable items	8,032,039	9,046,435	1,332,846	670,133
Consolidated	Ps. 65,653,046	Ps. 62,093,748	Ps. 18,646,948	Ps. 17,142,964

Unassignable items refer primarily to reserve land, cash and cash equivalents of the parent and real-estate companies, as well as income tax payable.

The Company operates in Mexico and makes sales to the general public.

NOTE 12 – SUBSEQUENT EVENT:

The new Mexican accounting Bulletin C-15, Impairment in the Value of Long-Lived Assets and Assets to Be Dispossed of, went into effect in January 1, 2004. This Bulletin establishes the basis for identifying, recording and disclosing eventual impairment in the value of long-lived assets.

The Company has assessed the impact of Bulletin C-15 and has concluded that it will not have any significant initial effect on long-lived assets.

INFORMATION FOR INVESTORS

Listing:
Mexican Stock Exchange

Investor Relations Contacts:
Federico Casillas
<mfcasil@wal-mart.com>

Mariana Rodriguez
<mm9rodr@wal-mart.com>

Telephone:
(52) 55 5283 0100 ext. 8289

ADR's Sponsored Program:
JPMorgan Chase Bank
(depositary bank)
P.O. Box 43013
Providence, RI 02940-3013
Telephone: (1) 888 218-4375

Internet Address:
www.walmartmexico.com.mx

Ticker Symbols

Mexican Stock Exchange:
Walmex V
Walmex C

ADR's Sponsored Program:
WMMVY

Bloomberg:
WalmexV MM
WalmexC MM
WMMVY

Reuters:
WalmexV.Mx
WalmexC.Mx
WMMVY.Pk

DESIGN: SIGNI PHOTO: COVIAN SANTA MARIA Y ASOCIADOS

EMPRESA SOCIALMENTE RESPONSABLE DESDE 2001

WAL★MART MEXICO

Wal-Mart de Mexico, S.A. de C.V.

Corporate Headquarters:
Blvd. Manuel Avila Camacho 647
Delegacion Miguel Hidalgo, 11220 Mexico, D.F.
Telephone (52) 55 5283-0100
www.walmartmexico.com.mx